April 13, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Dillon Hagius Ada D. Sarmento Eric Atallah Daniel Gordon

Re:	Biomea Fusion, Inc.

Registration Statement on Form S-1 (File No. 333-254793)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between April 12, 2021 and the date hereof, approximately 290 copies of the Preliminary Prospectus dated April 12, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, April 15, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
PIPER SANDLER & CO.

As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

By:	Jefferies LLC

By:	/s/ Matt Kim
Name: Matt Kim
Title: Managing Director

By:	Piper Sandler & Co.

By:	/s/ Chad E. Huber
Name: Chad E. Huber
Title: Managing Director